Exhibit 99.1

Canopy Growth collaborates with Parent Action on Drugs to launch digital cannabis education tools

  NEW RESOURCES INFORMED BY THE SENSIBLE CANNABIS EDUCATION TOOLKIT
  GOAL IS TO HELP PARENTS JUMPSTART CONVERSATIONS WITH YOUTH ABOUT CANNABIS USE

SMITHS FALLS, ON and TORONTO, May 28, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce the next phase in its partnership with Parent Action on Drugs ("PAD") and Canadian Students for Sensible Drug Policy ("CSSDP") which will see PAD launch two new digital tools to help youth along with their parents, adult caregivers, and influencers, on how to make responsible decisions about cannabis use.

Canopy Growth works with Parent Action on Drugs to launch digital cannabis education tools. (CNW Group/Canopy Growth Corporation)

"Weed Like to Know" Chatbot
PAD employed the technical expertise of Massively, a leader in artificial intelligence, to develop a fun and interactive chatbot designed to engage, educate and encourage conversation between parents and their kids about cannabis. This tool helps parents structure conversations with their pre-teens about cannabis to inform and prevent early use, associated with a number of negative short and long-term outcomes. By having an informed, open dialogue about cannabis, parents can protect their children while creating a culture of knowledge and resiliency.

Through activities like charades, quiz questions, and "what would you do?" scenarios, chatbot users learn age-appropriate evidence-based information about cannabis, its effects, the law, risks to youth during brain development, and reasons youth consume or not. Content related to harm reduction and safety for cannabis consumers is also covered.

Weed Like to Know can be accessed on a desktop, laptop, tablet or smartphone, through the PAD website, or Facebook Messenger and Twitter. Additionally, the chatbot will be deployed directly inside display ads on targeted websites.

What's With Weed SMS Tool:
PAD collaborated with Evolution Health Systems, a trailblazer in creating digital health tools, to build a youth-focused cannabis education and problematic use prevention text message program aimed at teens and young adults (15-21 years).

People can subscribe through the new, What's With Weed (WWW), comprehensive cannabis education website, whatswithweed.ca. Once they do, they will receive texts with proactive messages every day for 54 days. The text messages will focus on:

  Factoids about weed and how it works in the brain and body
  Cannabis laws
  Tips for reducing risks and safer use
  Questions to reflect upon one's use and why
  Alternative approaches to coping with life stress
  Support for cutting down/quitting

Subscribers can also select from a list of "keywords" to get additional, targeted educational and support messages. Although the tool is more relevant for youth who use cannabis, or those who may be concerned about their use, anyone will be able to learn from this valuable information. The WWW site also includes an anonymous brief intervention questionnaire, Check Your Cannabis, and personal risk profile report.

"PAD is incredibly grateful to have had the opportunity to advance its resource development forward by providing educational information on cannabis through unique digital tools," stated Joanne Brown, Executive Director of Parent Action on Drugs. "PAD's mandate is to provide youth, parents, and youth influencers with evidence-based information to support youth in making informed decisions. Through the partnership with Canopy Growth and CSSDP, we are excited to launch these innovative tools that will put current information in the hands of parents and youth through their smartphones."

"We're thrilled to see CSSDP's Sensible Cannabis Education Toolkit being used to inform the development of new educational tools in a rapidly changing and expanding policy landscape. Parents are often left out of cannabis education initiatives. Yet, they are on the frontlines of engaging youth in evidence-based cannabis conversations," says Dr. Jenna Valleriani, Strategic Advisor for Canadian Students for Sensible Drug Policy.

"Now that cannabis is legalized in Canada, we have a tremendous responsibility to ensure families have the tools they need to have pragmatic, well-informed conversations about cannabis," commented Hilary Black, Chief Advocacy Officer, Canopy Growth. "It is our privilege to have brought together Canadian Students for Sensible Drug Policy and Parent Action on Drugs, the leaders in evidence-based education for youth to develop these essential interactive tools we are launching today."

Today's announcement follows the recent publication by CSSDP of a comprehensive cannabis education toolkit aimed at youth as part of the first phase of the partnership with Canopy Growth, CSSDP and PAD. The Sensible Cannabis Education: A Toolkit for Educating Youth focuses on realistic and evidence-based approaches to cannabis education for young Canadians. Since its launch, it has been viewed online over 1,000 times, with over 500 hard copies in English and French being distributed to parents, educators, other stakeholders and youth.

Canopy Growth continues to focus on engaging in meaningful Corporate Social Responsibility ("CSR") initiatives. Its CSR strategy is based on listening to communities and stakeholders and supporting areas where awareness and education can make a difference. Just some of the initiatives Canopy Growth has undertaken include:

  A $2.5 million donation to the University of British Columbia to establish the Canopy Growth Professorship of Cannabis Science, held by Dr. M-J Milloy, who is examining the potential utility of cannabis in addressing the opioid crisis.
  A three-way partnership with the Canadian Drug Policy Coalition (CDPC) and Mothers Against Drunk Driving Canada (MADD Canada) to increase awareness and education surrounding the dangers of driving under the influence of cannabis.
  A two-year partnership with the Canadian AIDS Society, which has been working on issues related to medical cannabis access since 2004, to fund the development of Canadian guidelines on the use of medical cannabis for the management of chronic pain and associated symptoms.

Here's to Future (Responsible) Growth.

About Parent Action on Drugs
Parent Action on Drugs is a Canadian registered charitable organization, has addressed the issues related to youth substance use since 1983. PAD develops and disseminates a range of programs and resources for parents, youth, educators, health promoters and communities. We aim to reduce the harms associated with the use of alcohol and other drugs and increase informed decision making and build resiliency among youth.

About Canadian Students for Sensible Drug Policy (CSSDP)
Canadian Students for Sensible Drug Policy (CSSDP is a grassroots national network comprised of youth and students who are concerned about the negative impact our drug policies have on individuals and communities. CSSDP considers problematic drug use in society primarily a health issue rather than a criminal justice issue, and advocates for appropriate, evidence based responses to reduce and prevent harm from drug use. CSSDP currently runs 12 local youth-run chapters across Canada, in addition to a national Board of Directors, and is working to increase access and awareness of harm reduction, support evidence-based legislation, and promote drug policy reform on local, national and international levels.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.6 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "launch two new digital tools, and "continues to focus on engaging in meaningful Corporate Social Responsibility ("CSR") initiatives". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including tool functionality, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:06e 28-MAY-19